

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2022

Erqi Wang
Chief Executive Officer
Jin Medical International Ltd.
No. 33 Lingxiang Road, Wujin District
Changzhou City, Jiangsu Province
People's Republic of China

>   **Re: Jin Medical International Ltd.**
>   **Amendment No. 6 to Registration Statement on Form F-1**
>   **Filed August 31, 2022**
>   **File No. 333-259767**

Dear Mr. Wang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 6 to Form F-1 filed August 31, 2022

Agreements with Named Executive Officers, page 121

1. We note your disclosure on page 121 that you have entered into employment agreements with your executive officers. We also note your deletion of certain disclosure relating to the employment agreements with your CEO and CFO. Please revise to include a summary of the material terms of the employment agreements between the company and both Erqui Wang and Ziqiang Wang and please file the actual agreements rather than the form of agreements. Refer to Item 601(b)(10) of Regulation S-K.

Erqi Wang
Jin Medical International Ltd.
September 8, 2022
Page 2

        You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Ying Li, Esq.